CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$1,863,000	$57.19

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)

Pursuant to Rule 457(p) under the Securities Act of 1933, unused filing fees of $435,652.60 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-117770) filed by JPMorgan Chase & Co. on July 30, 2004, and have been carried forward, of which $57.19 offset against the registration fee due for this offering and of which $435,595.51 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Amended and restated pricing supplement no. 731-A† To prospectus dated December 1, 2005, prospectus supplement dated December 1, 2005 and product supplement no. 18-I dated March 16, 2006	Registration Statement No. 333-130051 Dated October 12, 2007 Rule 424(b)(2)

Structured Investments	JPMorgan Chase & Co. $1,863,000 Buffered Return Enhanced Notes Linked to the S&P 500® Index due January 15, 2009

General

  The notes are designed for investors who seek a return of 1.55 times the appreciation of the S&P 500® Index up to a maximum total return on the notes of 18.30% at maturity. Investors should be willing to forgo interest and dividend payments and, if the Index declines by more than 10%, be willing to lose up to 90% of their principal.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing January 15, 2009††.
  Minimum denominations of $1,000 and integral multiples thereof.
  The notes priced on October 9, 2007 and are expected to settle on or about October 15, 2007.

Key Terms

Index:	The S&P 500® Index (“SPX”) (the “Index”)
Upside Leverage Factor:	1.55
Payment at Maturity:

If the Ending Index Level is greater than the Initial Index Level, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Return multiplied by 1.55, subject to a Maximum Total Return on the notes of 18.30%. For example, if the Index Return is more than 11.806%, you will receive the Maximum Total Return on the notes of 18.30%, which entitles you to a maximum payment at maturity of $1,183 for every $1,000 principal amount note that you hold. Accordingly, if the Index Return is positive, your payment per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$1,000 + [$1,000 x (Index Return x 1.55)]

Your principal is protected against up to a 10% decline of the Index at maturity. If the Ending Index Level declines from the Initial Index Level by up to 10%, you will receive the principal amount of your notes at maturity.

If the Ending Index Level declines from the Initial Index Level by more than 10%, you will lose 1% of the principal amount of your notes for every 1% that the Index declines beyond 10% and your final payment per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 x (Index Return + 10%)]
If the Ending Index Level declines from the Initial Index Level by more than 10%, you could lose up to $900 per $1,000 principal amount note.
Buffer Amount:	10%, which results in a minimum payment of $100 per $1,000 principal amount note.
Index Return:	Ending Index Level – Initial Index Level Initial Index Level
Initial Index Level:	The Index closing level on the pricing date, which was 1565.15.
Ending Index Level:	The Index closing level on the Observation Date.
Observation Date:	January 12, 2009††
Maturity Date:	January 15, 2009††
CUSIP:	48123MCL4
†	This pricing supplement no. 731-A amends and restates and supersedes pricing supplement no. 731 to product supplement no. 18-I (pricing supplement no. 731 is available on the SEC Web site at http://www.sec.gov/Archives/edgar/data/19617/000089109207004345/e28793_424b2.pdf) in its entirety.
††	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 18-I.

Investing in the Buffered Return Enhanced Notes involves a number of risks. See “Risk Factors” beginning on page PS-5 of the accompanying product supplement no. 18-I and “Selected Risk Considerations” beginning on page PS-1 of this pricing supplement no. 731-A.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement no. 731-A or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$1,000	$8.10	$991.90

Total	$1,863,000	$15,090.30	$1,847,909.70

(1)

J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $8.10 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other dealers of $1.00 per $1,000 principal amount note. See “Underwriting” beginning on page PS-21 of the accompanying product supplement no. 18-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

October 12, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement no. 731-A together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated December 1, 2005 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 18-I dated March 16, 2006. This pricing supplement no. 731-A, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. This pricing supplement no. 731-A amends and restates and supersedes pricing supplement no. 731 to product supplement no. 18-I in its entirety. You should rely only on the information contained in this amended and restated pricing supplement no. 731-A and in the documents listed below in making your decision to invest in the notes. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 18-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 18-I dated March 16, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206000662/e23401_424b2.pdf
  Prospectus supplement dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002390/e22885_424b2.txt
  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement no. 731-A, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  APPRECIATION POTENTIAL — The notes provide the opportunity to enhance equity returns by multiplying a positive Index Return by 1.55, up to the Maximum Total Return on the notes of 18.30%, or $1,183 for every $1,000 principal amount note. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  LIMITED PROTECTION AGAINST LOSS — Payment at maturity of the principal amount of the notes is protected against a decline in the Ending Index Level, as compared to the Initial Index Level, of up to 10%. If the Ending Index Level declines by more than 10%, for every 1% decline of the Index beyond 10%, you will lose an amount equal to 1% of the principal amount of your notes. Accordingly, at maturity you will receive a payment equal to at least $100 for each $1,000 principal amount note.
  DIVERSIFICATION OF THE S&P 500® INDEX — The return on the notes is linked to the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see the information set forth under “The S&P 500® Index” in the accompanying product supplement no. 18-I.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 18-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat your purchase and ownership of the notes as an “open transaction” for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. You should consult your tax adviser regarding the treatment of the notes, including possible alternative characterizations.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks of the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 18-I dated March 16, 2006.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal in excess of $100 per $1,000 principal amount note. The return on the notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative. Your investment will be exposed to any decline in the Ending Index Level, as compared to the Initial Index Level, beyond the 10% buffer. Accordingly, you could lose up to $900 for each $1,000 principal amount note that you invest in.

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to the S&P 500® Index	PS-1
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN — If the Ending Index Level is greater than the Initial Index Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Total Return of 18.30%, regardless of the appreciation in the Index, which may be significant.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement no. 731-A is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the Maturity Date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are currently one of the companies that make up the Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index and the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Index;
    the time to maturity of the notes;
    the dividend rate on the common stocks underlying the Index;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory or judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table illustrates the hypothetical total return at maturity on the notes. The “total return” as used in this pricing supplement no. 731-A is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an Initial Index Level of 1550 and reflect the Maximum Total Return on the notes of 18.30%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Index Level	Index Return	Total Return

2325.00	50.000%	18.30%
2170.00	40.000%	18.30%
2015.00	30.000%	18.30%
1860.00	20.000%	18.30%
1732.99	11.806%	18.30%
1705.00	10.000%	15.50%
1627.50	5.000%	7.75%
1588.75	2.500%	3.88%
1565.50	1.000%	1.55%
1550.00	0.00%	0.00%
1472.50	-5.00%	0.00%
1395.00	-10.00%	0.00%
1240.00	-20.00%	-10.00%
1085.00	-30.00%	-20.00%
930.00	-40.00%	-30.00%
775.00	-50.00%	-40.00%
620.00	-60.00%	-50.00%
465.00	-70.00%	-60.00%
310.00	-80.00%	-70.00%
155.00	-90.00%	-80.00%
0.00	-100.00%	-90.00%

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to the S&P 500® Index	PS-2

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1: The level of the Index increases from the Initial Index Level of 1550 to an Ending Index Level of 1627.50. Because the Ending Index Level of 1627.50 is greater than the Initial Index Level of 1550 and the Index Return of 5% multiplied by 1.55 does not exceed the Maximum Total Return of 18.30%, the investor receives a payment at maturity of $1,077.50 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (5% x 1.55)] = $1,077.50

Example 2: The level of the Index decreases from the Initial Index Level of 1550 to an Ending Index Level of 1395. Because the Ending Index Level of 1395 is less than the Initial Index Level of 1550 by not more than the Buffer Amount of 10%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The level of the Index increases from the Initial Index Level of 1550 to an Ending Index Level of 1860. Because the Ending Index Level of 1860 is greater than the Initial Index Level of 1550 and the Index Return of 20% multiplied by 1.55 exceeds the Maximum Total Return of 18.30%, the investor receives a payment at maturity of $1,183 per $1,000 principal amount note, the maximum payment on the notes.

Example 4: The level of the Index decreases from the Initial Index Level of 1550 to an Ending Index Level of 1240. Because the Ending Index Level of 1240 is less than the Initial Index Level of 1550 by more than the Buffer Amount of 10%, the Index Return is negative and the investor receives a payment at maturity of $900 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (-20% + 10%)] = $900

Example 5: The level of the Index decreases from the Initial Index Level of 1550 to an Ending Index Level of 0.
Because the Ending Index Level of 0 is less than the Initial Index Level of 1550 by more than the Buffer Amount of 10%, the Index Return is negative and the investor receives a payment at maturity of $100 per $1,000 principal amount note, which reflects the principal protection provided by the Buffer Amount of 10%, calculated as follows:

$1,000 + [$1,000 x (-100% + 10%)] = $100

Historical Information

The following graph sets forth the historical performance of the S&P 500® Index based on the weekly Index closing level from January 4, 2002 through October 5, 2007. The Index closing level on October 9, 2007 was 1565.15. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the Observation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment in excess of $100 per $1,000 principal amount note.

Supplemental Underwriting Information

We expect that delivery of the notes will be made against payment for the notes on or about the settlement date set forth on the front cover of this pricing supplement, which will be the fourth business day following the Pricing Date of the notes (this settlement cycle being referred to as T+4). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the Pricing Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisers.

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to the S&P 500® Index	PS-3